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____________

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August 17, 2012

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Hemispherx Biopharma, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 13, 2012

(SEC filing No. 001-13441)

Dear Mr. Riedler:

On behalf of Hemispherx Biopharma, Inc. (the "Company"), we hereby respond to the comment contained in your August 17, 2011 comment letter.

Comment. We note that in Proposal No. 4, the company is requesting authority to issue up to 75 million of the 150 million Restricted Shares in capital raising transactions. Please revise your disclosure to address, in the event shareholder approval is obtained for the allocation of the 75 million Restricted Shares and FDA approval is not granted for Ampligen, how the company may use the proceeds from the issuance of such shares and whether the company may use the proceeds for purposes other than as specifically discussed in the proxy statement.

Response: The Company will add the following sentence to the end of the second to last paragraph of Proposal No. 4 in the DEF14A: “If Stockholders approve Proposal No. 4, the Company will use proceeds from the sale of any of these shares in capital raising transactions only for the Potential Use of Proceeds listed above.”

The Company does not believe that any additional revision to the text of Proposal No. 4 is needed in response to the SEC’s comment for the following reasons:

1.	The “Potential Uses of Proceeds” as defined in Proposal No. 4 include a number of uses that do not relate to FDA approval of the NDA for Ampligen®, including: (a) upgrading the manufacturing facility with regard to Alferon N Injection®; (b) once manufacturing of Alferon N Injection® resumes, the Company believes that various investment opportunities to possibly pursue other disease areas or geographic regions will present themselves; (c) building and maintaining sufficient inventory to meet anticipated demand requiring working capital to procure raw materials, supplies and other items for the Company’s manufacturing facility; (d), paying outside contractors for necessary services, for example, Final Fill and Finish operations; and (e) repaying borrowings made in connection with the Company’s New Brunswick manufacturing facility enhancement project.

2.	The FDA notified the Company that it considers the Company’s recent submission as a complete response to its November 25, 2009 letter (the DEF14A will be updated to disclose this). This means that the user fee goal date, the date by which the FDA will attempt to make a decision, is February 2, 2013. Prior to the date that the FDA actually makes a determination, a number of activities included in the Potential Uses of Proceeds are planned, including preparation of the New Brunswick facility for the FDA pre-approval inspections.

3.	The FDA could respond to the NDA in a number of ways, including, possibly, requiring the Company to spend additional monies on new preclinical or clinical studies. The Potential Uses of Proceeds includes taking such further actions as may be required by the FDA.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in reviewing the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

s/Richard Feiner
Richard Feiner